SECURITI 05038147 N

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SEC FILE NUMBER
8-20851

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Yamner & Co., Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

299 Market Street
(No. and Street)

Saddlebrook	NJ	07663
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Goldman 201-587-2424
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Glicklin, CPA
(Name – *if individual, state last, first, middle name*)

1600 Front Street	East Meadow	NY	11554
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Goldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Yamner & Co., Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

RONNIE GLICKLIN
Notary Public, State of New York
No. 4969061
Qualified in Nassau County
Commission Expires July 9, 2026

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) ~~Statement of Financial Condition~~ Balance Sheet
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 ~~and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3~~
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARTHUR GLICKLIN
CERTIFIED PUBLIC ACCOUNTANT

1600 FRONT STREET
EAST MEADOW, NY 11554

Tel. (516) 486-7850
Fax (516) 486-7911

To the Board of Directors
Yamner & Co., Inc.

I have examined the financial statements of Yamner & Co., Inc. for the period ended December 31, 2004 and have issued my report thereon dated February 18, 2005. As part of my examination, I made a study and evaluation of the system of internal control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and practices and procedures followed by the client in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11). Since the corporation claims exemption from compliance with Rule 15c3-3, I satisfied myself that all transactions were cleared through Pershing LLC & Fiserv Securities Inc. and no information came to my attention that the corporation did not comply with this requirement. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal auditing control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

ARTHUR GLICKLIN
CERTIFIED PUBLIC ACCOUNTANT

1600 FRONT STREET
EAST MEADOW, NY 11554

Tel. (516) 486-7850
Fax (516) 486-7911

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements.
Further, projection of any evaluation of internal accounting control for future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the period ended December 31, 2004 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weaknesses that I believe to be material.

East Meadow, New York
February 18, 2005

Arthur Glicklin, CPA

ARTHUR GLICKLIN
CERTIFIED PUBLIC ACCOUNTANT

1600 FRONT STREET
EAST MEADOW, NY 11554

Tel. (516) 486-7850
Fax (516) 486-7911

Independent Auditor's Report

To the Board of Directors and Stockholders of
Yamner & Co., Inc.

I have audited the accompanying balance sheet of Yamner & Co., Inc. as of December 31, 2004, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Yamner & Co., Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Glicklin, CPA
February 18, 2005

Yamner & Co., Inc.
Balance Sheet
As of December 31, 2004

Exhibit A

Assets		
Current Assets		
Cash	$1,674,270.45	
Accounts Receivable-Clearance Account	32,299.09	
-Other	188,964.88	
Prepaid Expenses	10,402.75	
Securities Owned @ Market Value	5,100.00	
Total Current Assets		$1,911,037.17
Fixed Assets		
Fixed Assets at Cost - Net of Accumulated Depreciation		13,394.65
Other Assets		
Deposits As Security (Rent)		7,928.75
Loans Receivable from Shareholders (Note 2)		201,288.20
Total Assets		$2,133,648.77
Liabilities and Stockholder's Equity		
Current Liabilities		
Accrued Expenses and Taxes Payable Etc. (Schedule A-1)		$1,024,263.74
Total Liabilities		$1,024,263.74
Stockholder's Equity		
Capital Stock Issued	$607,999.75	
Additional Paid In Capital	164,000.25	
Retained Earnings Per Exhibit C	769,196.31	
Total	$1,541,196.31	
Less: Cost of Treasury Stock	(431,811.28)	
Total Stockholder's Equity		1,109,385.03
Total Liabilities & Stockholder's Equity		$2,133,648.77

See Independent Auditor's Report and the accompanying notes to financial statements.

Yamner & Co., Inc.
Accrued Expenses and Taxes Payable Etc.
As of December 31, 2004

Schedule A-1

Accrued Expenses & Accounts Payable	$980,651.74	
Corporation Income & Franchise Taxes Payable	43,612.00	
Total		$1,024,263.74

See Independent Auditor's Report and the accompanying notes to financial statements.

Yamner & Co., Inc.
Statement of Income
For the Calendar Year 2004

Exhibit B

Revenues		
Commissions		$9,538,098.17
Interest Earned on Customers' Securities Accounts		108,111.49
Interest		30,111.70
Other Income		12,763.67
Total Revenues		$9,689,085.03
Expenses		
Commissions, Employees' Compensation & Benefits (Schedule B-1)	$4,107,145.06	
Selling, General & Administrative Expenses (Schedule B-2)	1,031,415.42	
Regulatory Expenses (Schedule B-3)	51,239.66	
Total Expenses		5,189,800.14
Net Income Before Federal Income Taxes		$4,499,284.89
Less: Provision For Federal Income Taxes		0.00
Net Income (Note 7)		$4,499,284.89

See Independent Auditor's Report and the accompanying notes to financial statements.

Yamner & Co., Inc.
Commissions, Employees Compensation & Benefits
For The Calendar Year 2004

Schedule B-1

Employees' Salaries & Bonuses	$3,285,797.33
Officers' Salaries & Bonuses	480,326.83
Commissions & Floor Brokerage Expenses	34,992.49
Employees' Pension Fund (Note 3)	0.00
Employees' Group Insurance & Medical Benefits	104,760.88
Payroll Taxes	201,267.53
Total	$4,107,145.06

See Independent Auditor's Report and the accompanying notes to financial statements.

Yamner & Co., Inc.
Selling, General & Administrative Expenses
For the Calendar Year 2004

Schedule B-2

Quotes etc.	$542,573.47
Computer & Internet Expenses	123,535.42
Rent (Note 4)	97,393.64
Advertising	63,253.61
Travel, Entertainment & Business Promotion	20,244.39
Telephone & Utilities	29,436.14
Depreciation Of Fixed Assets	12,668.00
Office Supplies & Expenses etc.	38,245.46
Insurance (Note 5)	6,813.73
Exchange Fees	8,542.58
Interest Expense	6,369.40
State Income & Franchise Taxes	59,670.00
Error Expense	6,089.93
Bad Debts (Note 6)	300.45
Charitable Contributions	10,425.00
Professional Fees	5,854.20
Total	$1,031,415.42

See Independent Auditor's Report and the accompanying notes to financial statements.

Yamner & Co., Inc.
Regulatory Fees & Expenses
For the Calendar Year 2004

Schedule B-3

N A S D Expenses , Licenses & Filing Fees Etc.	$42,339.66
Accounting & Auditing	8,900.00
Total	$51,239.66

See Independent Auditor's Report and the accompanying notes to financial statements.

Yamner & Co., Inc.
Statement of Retained Earnings
For the Calendar Year 2004

Exhibit C

Balance - Beginning of Year	$1,494,607.42
Add: Net Income Per Exhibit B	4,499,284.89
Unrealized Profit on Securities	5,100.00
Less: Distributions to Shareholder	(5,229,796.00)
Balance - End of Year	$769,196.31

Statement of Changes in Stockholder's Equity
For the Calendar Year 2004

Exhibit D

Balance - Beginning of Year	$1,624,796.14
Add: Net Income Per Exhibit B	4,499,284.89
Unrealized Profit on Securities	5,100.00
Additional Capital Stock Issued	210,000.00
Less: Distributions to Shareholder	(5,229,796.00)
Balance - End of Year	$1,109,385.03

See Independent Auditor's Report and the accompanying notes to financial statements.

Yamner & Co., Inc.
Statement of Cash Flows
For the Calendar Year 2004

Exhibit E

Cash Flows From Operating Activities		
Net Income Per Exhibit B		$4,499,284.89
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Increase in Accounts Receivable	($162,373.85)	
Increase in Prepaid Expenses Etc.	(880.00)	
Increase in Accrued Expenses & Taxes Payable Etc.	206,732.68	
Depreciation	12,668.00	
Total Adjustments		56,146.83
Net Cash Provided By Operating Activities		$4,555,431.72
Cash Flows From Financing Activities		
Capital Stock Issued	$210,000.00	
Decrease in Loans Receivable from Shareholders	135,412.74	
Distributions to Shareholder	(5,229,796.00)	
Net Cash Used in Financing Activities		(4,884,383.26)
Decrease in Cash		($328,951.54)
Cash at Beginning of Year		2,003,221.99
Cash at End of Year		$1,674,270.45
Supplemental Disclosure of Cash Flow Information:		
State Income Tax Payments During the Year		$33,186.00

See Independent Auditor's Report and the accompanying notes to financial statements.

Tanner & Co., Inc.
Computation of Net Capital
As of December 31, 2004

Schedule 1

Total Stockholder's Equity - Exhibit A		$1,109,385.03
Less: Non Allowable Assets Included In Exhibit A		
Prepaid Expenses	$10,402.75	
Fixed Assets	13,394.65	
Deposit as Security	7,928.75	
Loans Receivable From Shareholders	201,288.20	
Total Non Allowable Assets		233,014.35
Net Capital Before Haircuts on Securities Positions		$876,370.68
Less: Haircuts on Securities & Money Market Funds		(34,116.00)
Net Capital		$842,254.68

See Independent Auditor's Report and the accompanying notes to financial statements.

Yamner & Co., Inc.
Computation of Aggregate Indebtedness & Percentage of
Aggregate Indebtedness to Net Capital
As of December 31, 2004

Schedule 1-a

Aggregate Indebtedness Liabilities	
Accrued Expenses & Taxes Payable (Exhibit A)	$1,024,263.74
Total Aggregate Indebtedness	$1,024,263.74
Percentage of Aggregate Indebtedness to Net Capital	122.00

See Independent Auditor's Report and the accompanying notes to financial statements.

Tamner & Co., Inc.

Computation for Determination of Reserve Requirements Pursuant to Rule 15C3-3
As of December 31, 2004 Schedule 2

Not Applicable*

Information Relating to the Possession or Control Requirements Pursuant to Rule 15C3-3
As of December 31, 2004 Schedule 3

Not Applicable*

*The above Schedules numbered 2 and 3 are not applicable since the Corporation claims an exemption from Rule 15C3-3 on the grounds that all customer transactions are cleared through Pershing LLC & Fiserv Securities Inc.

See Independent Auditor's Report and the accompanying notes to financial statements.

Yamner & Co., Inc.
Reconciliation of Net Capital Computation
As of December 31, 2004

Schedule 4

Net Capital Per Schedule 1	$842,255.00
Net Capital Per Form X17A-5 Unaudited Focus Report	1,035,931.00
Difference - Decrease	($193,676.00)
The Above Difference is Reconciled as Follows:	
Net Increases in Cash & Accounts Receivable	$78,261.00
Net Increase in Accrued Expenses & Taxes Payable	(271,937.00)
Total Difference	($193,676.00)

See Independent Auditor's Report and the accompanying notes to financial statements.

Yamner & Co., Inc.
Notes to Financial Statements
December 31, 2004

Note 1 - Date of Incorporation and Nature of Firm's Business

The corporation was incorporated in New York State on June 1, 1976. Its offices were moved to 299 Market Street, Saddlebrook, New Jersey on November 1, 2000, where it conducts a retail stock brokerage business. The company is a broker-dealer registered with The Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

All customer transactions are cleared through Pershing LLC & Fiserv Securities Inc. on a fully disclosed basis.

Mr. I. Bernard Yamner was the sole shareholder of this corporation from its inception until January 2, 2000.

On January 2, 2000 the corporation redeemed 50% of the shares held by Mr. Yamner for the total amount of $431,811.28. The remaining 50% of Mr. Yamner's shares were sold to Mr. Steven Goldman. Mr. Goldman then became the sole shareholder and chief executive officer of Yamner & Co., Inc.

During the year 2003 the corporation sold capital stock in the total amount of $390,000 to four of its employees, subject to promissory notes totaling $371,000 to finance the purchase price. Said stock was held in escrow until the notes were paid in full.

During the year 2004 all of the notes were paid in full except for one individual who resigned from the corporation and all of said stock was returned to the corporation and all of his remaining loan was canceled.

Note 2 – Loans Receivable From Shareholders $201,288.20

During the year 2004, the corporation sold capital stock in the total amount of $300,000 to one of its employees.

Said employee signed promissory notes totaling $300,000 to finance said purchase price.

All of the above capital stock is being held in escrow until the respective notes are paid in full.

In addition, the balance due as loans receivable from shareholders is considered as a non allowable asset, when computing net capital.

Note 3 - Employee Pension Fund

The corporation adopted a Pension Fund for the benefit of its employees during the month of December 1981.

Said Fund was discontinued for the calendar year 2001 and the corporation replaced it with a 401(K) Plan for the benefit of its employees. However, no contributions have been made to this plan by Yamner & Co. Inc. for the calendar year 2004.

Note 4 - Rent

The corporation rents offices at 299 Market Street, Saddle Brook, New Jersey, pursuant to a lease starting December 1,2000 and ending November 30, 2005.

The lease has a base rent of $88,145 per annum to be paid in equal monthly installments of $7345.42.

In addition to the base rent, the corporation pays a pro rata share of all real estate tax increases above the base year 2001 plus an increase of operating costs.

Rental payments of $97,455.63 for the calendar year 2004 are included as rent expense on Schedule B-2.

Note 5 - Insurance

As a member of the NASD, the corporation obtained a Securities Dealer Blanket Bond from the National Union Fire Insurance Company of Pittsburgh, PA, effective February 3, 1983. The policy has been renewed for the year November 1, 2004-2005. Said policy has a limit of liability amounting to $300,000.00 and it is subject to a loss deductible of $10,000.00.

The total premium applicable to the year 2003 is reflected in Insurance Expense on Exhibit B.

The corporation is a member of the Securities Investors Protection Corporation. Assessments paid to said corporation are included in Insurance Expenses on Exhibit B.

Note 6- Bad Debts

The amounts listed herein result from chargebacks for uncollectible accounts from Pershing LLC, the company that clears all accounts for Yamner & Co., Inc.

Note 7- Net Income

The Corporation elected to be treated as a Small Business Corporation for Federal and State Income Taxes effective with the tax year beginning January 1, 2000. Accordingly, no provision is made herein for Federal Income Taxes, although appropriate State Income and Franchise Taxes are included in Schedule B-2.